RUBICON
MINERALS CORPORATION

NEWS RELEASE

TORONTO STOCK EXCHANGE SYMBOL:  RMX               AMEX SYMBOL:  RBY                                                                 PR04-24               DECEMBER 10, 2004

RUBICON REVISES FLOW-THROUGH BROKERED FINANCING

Proceeds to fund major McFinley exploration program plus immediate drilling in Newfoundland

      NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, CANADA: David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) announces that the Company has revised the terms of its previously announced financing and will now offer to sell to qualified purchasers up to 2,142,857 flow-through shares on a best efforts agency basis at a price of $1.40 per share for gross proceeds of up to $3 million. The Agent will have the right, exercisable at any time prior to closing, to increase the size of the offering by up to an additional $1.5 million to a maximum offering size of $4.5 million.

First Associates Investments Inc. (“Agent”) will now act as lead agent and be entitled to receive a commission payable in cash equal to 8% of the gross proceeds of the offering and broker warrants equal to 10% of the number of flow-through shares sold pursuant to the offering. The broker warrants will entitle the Agent to subscribe for common shares at a price of $1.40 per share exercisable for 2 years following closing.

The proceeds of the financing will be used to fund an aggressive drill program at the Company’s McFinley gold project in Red Lake, Ontario and to fund several drill programs in Newfoundland, including a drill program that is planned to commence before year end at the recent H-pond discovery.

The Company will renounce in favour of the purchasers for the December 31, 2004 taxation year Canadian exploration expense (as defined in the Income Tax Act (Canada) equal to the gross proceeds of the flow-through shares sold in the offering. The private placement is subject to acceptance for filing by The Toronto Stock Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “US Securities Act”) or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable state securities laws or an exemption from such registration is available.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX and focuses on gold exploration in Canada. The Company has a 35.61% interest in a private B.C. corporation, Africo Resources Ltd. The Company also holds a 60% interest in Toquima Minerals Corporation, a Nevada and Alaska focused exploration company.

RUBICON MINERALS CORPORATION

“David W. Adamson”

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540 – 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com _________________________________________________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.                                               Page 1
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.